April 26, 2024

Brian Fetterolf

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-11384)

Dear Mr. Fetterolf,

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, SMART RX SYSTEMS, Inc. (the “Company”), respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-11384), together with all amendments and exhibits thereto, filed with the Securities and Exchange Commission (the “Commission”) on September 14, 2018, and qualified by the Commission on August 9, 2022; for the avoidance of doubt, the Company’s request for withdrawal includes the Post-effective Amendments filed with the Commission on October 20, 2023 and December 14, 2023, respectively.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interests of the Company to continue with this Offering Statement. In accordance with the requirements of Rule 259, the Company hereby confirms that none of the securities that are the subject of the Offering Statement have been sold. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Santu Rohatgi

CEO

SMART RX SYSTEMS, Inc.